EXHIBIT 99.4

KPMG LLP Chartered Professional Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Fortuna Silver Mines Inc.

We consent to the use of our reports, each dated March 9, 2021, with respect to the consolidated financial statements of Fortuna Silver Mines Inc. as at December 31, 2020 and 2019 and for the years then ended and the effectiveness of internal control over financial reporting as of December 31, 2020, included in this annual report on Form 40-F.

Our report on the consolidated financial statements refers to changes to accounting policy due to the adoption of amendments to IAS 16, Property, plant and equipment.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-237897) on Form F-10 of Fortuna Silver Mines Inc.

/s/ KPMG LLP

Chartered Professional Accountants

March 30, 2021

Vancouver, Canada